EXHIBIT 2

TELESP CELULAR PARTICIPAÇÕES S.A.

NIRE (State ID) 35 3 001587-92 — CNPJ/MF (Corporate Tax ID) 02.558.074/0001-73

Public Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL FOR MEETING

In compliance with the decision rendered on December 11, 2003 by the Brazilian Securities Commission (Comissão de Valores Mobiliários), postponing the date scheduled for the Extraordinary Shareholders’ Meeting initially set for December 22, 2003, it is hereby decided that the Extraordinary Shareholders’ Meeting shall be held on January 7, 2004, at 8:30 a.m., at the headquarters of Telesp Celular Participações S.A. (“TCP”), at Avenida Roque Petroni Junior, 1464, 6º andar, parte Block B, in the City of São Paulo, State of São Paulo, in order to resolve the following:

1.	Approval of the conversion of up to 105,518,995,000 TCP’s preferred shares into common shares.

2.	Ratification of the hiring of KPMG Corporate Finance to perform the appraisal of the shareholders’ equity of Tele Centro Oeste Celular Participações S.A. (“TCO”) and TCP, at market values.

3.	Ratification of the hiring of KPMG Auditores Independentes to determine the book value of TCO’s shares.

4.	Ratification of the hiring of Citigroup Global Markets Inc. and Merrill Lynch & Co. to perform TCO’s and TCP’s Economic and Financial Analyses, according to the provisions of Article 30 of TCP’s Bylaws.

5.	Approval of the accounting appraisal report for TCO’s shares to be merged into TCP for purposes of increase of TCP’s capital, and of TCO’s and TCP’s shareholders’ equity appraisal reports at market values.

6.	To take note of TCO’s and TCP’s Economic and Financial Analyses.

7.	Approval of the “Justification of the Merger of Shares Issued by Tele Centro Oeste Celular Participações S.A. into Telesp Celular Participações S.A. for its conversion into a wholly-owned subsidiary”, as amended (“Justification”).

8.	Approval of the terms and conditions of the “Protocol of Merger of Shares Issued by Tele Centro Oeste Celular Participações S.A. into Telesp Celular Participações S.A. for its conversion into a wholly-owned subsidiary”, executed on October 27, 2003 by TCO and TCP’s Boards of Directors, and of its appendices and further amendments (“Protocol”).

9.	Approval of the exchange ratio set forth in the Protocol.

10.	Approval of the Merger of Shares, as provided for in the Protocol.

11.	Approval of TCP’s capital increase, and consequent amendment to Article 5 of TCP’s Bylaws.

As from this date, all documents that support the proposal of TCP’s Board of Directors with relation to the agenda of the Meeting (including protocol, justification and reports, among others) are available from TCP’s website (www.telespcelular.com.br) [text deleted]. Copies of such material are also available from CVM’s website (www.cvm.gov.br) and from BOVESPA’s website (www.bovespa.com.br). The Companies’ shareholders who wish to consult and review such documents will be able to do it at the Companies’ headquarters, provided that they shall set a date and time for the visit with the respective Investor Relations departments of TCP (telephone 55-11-5105-1182) and of TCO (telephone 55-61-3962-7701).

GENERAL INSTRUCTIONS

A) Proxies for representation at the Meetings should be deposited at TCP’s headquarters at Avenida Roque Petroni Junior, 1.464, 3o. andar, parte Block B (Legal Counsel) no later than 48 hours before the holding of the Meetings.
B) Shareholders participating at the Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas) who wish to attend these Meetings should present a bank statement issued no earlier than 02 (two) days before the scheduled date of the meeting, showing their respective shareholding interest.

São Paulo, December 11, 2003

FELIX PABLO IVORRA CANO
Chairman of the Board of Directors